Exhibit 99.1

Allot Communications Reports Continued Growth in Revenues and
Net Profit for Third Quarter of 2011

--Revenues reach $20.1 million; EPS was $0.13 on a non-GAAP basis ($0.08 on a GAAP basis)--

Key highlights:

-	Third quarter revenues reached record $20.1 million, a 37% increase over the third quarter of 2010

-	Third quarter non-GAAP net profit of $3.4 million; non-GAAP EPS grew to $0.13 from $0.10 in the second quarter of 2011; non-GAAP operating margin reaches 16%

-	Cash, cash equivalents, marketable securities and restricted cash totaled approximately $66.7 million; generated approximately $3.4 million in cash from operations during the quarter

-	Added 5 new service providers during the third quarter

Boston, MA – November 1, 2011 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced continued growth in revenues and net profit for the third quarter of 2011.

Total revenues for the third quarter of 2011 reached $20.1 million, a 37% increase from the $14.7 million of revenues reported for the third quarter of 2010, and a 9% increase from the $18.5 million of revenues reported for the second quarter of 2011.  On a GAAP basis, net profit for the third quarter of 2011 was $2.1 million, or $0.09 per basic share and $0.08 per diluted share. This compares with net income of $0.8 million, or $0.03 per share (basic and diluted), in the third quarter of 2010, and a net profit of $1.6 million, or $0.07 per basic share and $0.06 per diluted share, in the second quarter of 2011.

On a non-GAAP basis, excluding the impact of share-based compensation, amortization of certain intangibles and expenses related to financing activities, non-GAAP net profit for the third quarter of 2011 totaled $3.4 million, or $0.14 per basic share and $0.13 per diluted share, compared with a non-GAAP net profit of $1.3 million, or $0.06 per basic share and $0.05 per diluted share, for the third quarter of 2010, and non-GAAP net profit of $2.7 million, or $0.11 per basic share and $0.10 per diluted share, for the second quarter of 2011.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures.  The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Tables 2 and 3.  The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance.  Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“Growth during the quarter was fueled by increasing activity across the wireless and wireline markets," commented Rami Hadar, Allot Communications' President and Chief Executive Officer.  “We continue to win large mobile service providers across the globe, maintaining our leadership position in this market.  An increasing number of our customers are looking to our solutions, primarily the Service Gateway, to provide them with new and unique ways to monetize their networks, primarily in the area of smart charging.  Our industry leading 160Gbps throughput capabilities, along with our ability to incorporate a wide range of services on a single platform, are key factors in our steady and continuing growth.”

Recently, the Company achieved the following significant goals:

•	Added 3 new mobile service providers, located throughout the world, to its growing customer list;

•	During the quarter, received orders from 9 large service providers, of which 5 represented new customers and 4 represented expansion deals;

•	Recently announced signing a new, $9.5 million deal with a Tier 1 fixed-line operator in Asia;

•	Recently announced a combined solution with Openet, enabling smart charging and new revenue streams for service providers.

As of September 30, 2011, cash, cash equivalents, marketable securities and restricted cash totaled approximately $66.7 million.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its third quarter results today at 8:30 AM ET, 2:30 PM Israel time.

To access the conference call, please dial one of the following numbers: US: +1 646 254 3362, UK: +44 (0)20 3140 8286, Israel: +972 3763 0146, confirmation code 3107484.

A replay of the conference call will be available from 12:01 am ET on November 2, 2011 through December 1, 2011 at 11:59 pm ET.  To access the replay, please dial: US: +1 347 366 9565, UK: +44 (0)20 7111 1244, access code: 3107484#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent data traffic optimization and monetization solutions for fixed and mobile broadband operators and large enterprises. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and enabling service providers to generate revenues from their broadband networks.  Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: our ability to increase the breadth and functionality of the Service Gateway platform through additional partnerships, changes in general economic and business conditions; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

TABLE  - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS on a GAAP BASIS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)	(Unaudited)

Revenues	$20,088	$14,668	$55,725	$40,765
Cost of revenues	$5,728	4,125	15,885	11,395

Gross profit	$14,360	10,543	39,840	29,370

Operating expenses:
Research and development costs, net	$3,467	2,945	9,531	8,261
Sales and marketing	$6,575	5,611	19,276	16,275
General and administrative	$2,379	1,382	5,785	4,019
Total operating expenses	$12,421	9,938	34,592	28,555
Operating profit	$1,939	605	5,248	815
Financial and other income (expenses), net	$149	247	178	(7,730)
Profit (loss) before income tax expenses	$2,088	852	5,426	(6,915)

Tax expenses	$13	100	114	196
Net profit (loss)	$2,075	752	5,312	(7,111)

Basic net profit (loss) per share	$0.09	$0.03	$0.22	$(0.31)

Diluted net profit (loss) per share	$0.08	$0.03	$0.20	$(0.31)

Weighted average number of shares
used in computing basic net
earnings per share	24,296,038	22,813,134	24,159,643	22,656,343

Weighted average number of shares
used in computing diluted net
earnings per share	26,184,244	23,642,725	26,072,423	22,656,343

TABLE  - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

GAAP net profit (loss) as reported	$2,075	$752	$5,312	$(7,111)

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	19	21	69	72
Research and development costs, net	99	87	287	273
Sales and marketing	223	213	682	655
General and administrative	165	152	532	528
Expenses related to M&A and financing activities
General and administrative	798		1,336
Core technology amortization- cost of revenues	30	30	90	90
Total adjustments to operating loss	1,334	503	2,996	1,618

Financial and other expenses, net				7,711

Total adjustments	1,334	503	2,996	9,329

Non-GAAP net profit	$3,409	$1,255	$8,308	$2,218

Non- GAAP basic net profit per share	$0.14	$0.06	$0.34	$0.10

Non- GAAP diluted net profit per share	$0.13	$0.05	$0.32	$0.09

Weighted average number of shares
used in computing basic net
earnings per share	24,296,038	22,813,134	24,159,643	22,656,343

Weighted average number of shares
used in computing diluted net
earnings per share	26,287,478	24,244,210	26,172,819	23,997,119

TABLE  - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS on a NON-GAAP BASIS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Revenues	$20,088	$14,668	$55,725	$40,765
Cost of revenues	5,679	4,074	15,726	11,233

Gross profit	14,409	10,594	39,999	29,532

Operating expenses:
Research and development costs, net	3,368	2,858	9,244	7,988
Sales and marketing	6,352	5,398	18,594	15,620
General and administrative	1,416	1,230	3,917	3,491
Total operating expenses	11,136	9,486	31,755	27,099
Operating profit	3,273	1,108	8,244	2,433
Financial and other income (expenses), net	149	247	178	(19)
Profit before income tax expenses	3,422	1,355	8,422	2,414

Tax expenses	13	100	114	196
Net profit	3,409	1,255	8,308	2,218

Basic net profit per share	$0.14	$0.06	$0.34	$0.10

Diluted net profit per share	$0.13	$0.05	$0.32	$0.09

Weighted average number of shares
used in computing basic net
earnings per share	24,296,038	22,813,134	24,159,643	22,656,343

Weighted average number of shares
used in computing diluted net
earnings per share	26,287,478	24,244,210	26,172,819	23,997,119

TABLE  - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$29,794	$42,858
Short term deposits	18,000	-
Marketable securities and restricted cash	18,872	16,591
Trade receivables, net	12,799	10,739
Other receivables and prepaid expenses	4,063	4,958
Inventories	9,048	10,830
Total current assets	92,576	85,976

LONG-TERM ASSETS:
Severance pay fund	179	162
Other assets	246	340
Total long-term assets	425	502

PROPERTY AND EQUIPMENT, NET	5,144	5,193
GOODWILL AND INTANGIBLE ASSETS, NET	3,425	3,516

Total assets	$101,570	$95,187

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,830	$5,140
Deferred revenues	10,317	10,828
Other payables and accrued expenses	10,149	10,167
Total current liabilities	24,296	26,135

LONG-TERM LIABILITIES:
Deferred revenues	4,065	3,873
Accrued severance pay	213	191
Total long-term liabilities	4,278	4,064

SHAREHOLDERS' EQUITY	72,996	64,988

Total liabilities and shareholders' equity	$101,570	$95,187

TABLE  - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income (loss)	$2,075	$752	$5,312	$(7,111)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	712	660	2,048	1,961
Write-off of property and of equipment, net	-	158	-	158
Stock-based compensation related to options granted to employees and non-employees	506	473	1,570	1,528
Amortization of intangible assets	30	31	91	93
Capital loss	-	57	9	55
Increase (Decrease) in accrued severance pay, net	(1)	(8)	5	(73)
Decrease in other assets	95	83	94	89
Decrease in accrued interest and amortization of premium on marketable securities	19	-	66	-
Decrease (Increase) in trade receivables	(1,657)	(442)	(2,060)	304
Decrease in other receivables and prepaid expenses	2,129	241	795	631
Decrease (Increase) in inventories	676	(2,148)	1,782	(4,633)
Decrease in long-term deferred taxes		49	-	49
Increase (Decrease) in trade payables	1,735	(55)	(1,310)	1,457
Increase (Decrease) in employees and payroll accruals	95	566	(514)	75
Increase (Decrease) in deferred revenues	(1,383)	(18)	(319)	3,070
Increase (Decrease) in other payables and accrued expenses	(1,649)	563	(326)	566
Other than temporary loss on marketable securities	-	-	-	7,712

Net cash provided by operating activities	3,382	962	7,240	5,931

Cash flows from investing activities:

Increase in restricted deposit	-	-	(487)	-
Investment in short-term deposits	(18,000)		(18,000)	-
Redemption of short-term deposits		4,908		1,264
Purchase of property and equipment	(740)	(525)	(2,038)	(1,986)
Proceeds from sale of property and equipment	-	-	30	38
Investment in marketable securities	(2,317)	(5,243)	(4,231)	(5,243)
Proceeds from redemption or sale of marketable securities	803	-	2,403	12,252

Net cash provided by (used in) investing activities	(20,254)	(860)	(22,324)	6,325

Cash flows from financing activities:
Exercise of warrants and employee stock options and repayment of non-recourse loan	550	435	2,020	1,202
Net cash provided by financing activities	550	435	2,020	1,202

Increase (Decrease) in cash and cash equivalents	(16,322)	537	(13,064)	13,458
Cash and cash equivalents at the beginning of the period	46,116	49,391	42,858	36,470

Cash and cash equivalents at the end of the period	$29,794	$49,928	$29,794	$49,928